

02007809

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| SEC FILE NUMBER |
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| 8- 50340 |

RECEIVED MAR 29 2002

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CNS DISTRIBUTORS, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 COMMERCIAL STREET, SUITE E
(No. and Street)

| NOVATO | CALIFORNIA | 94949 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN DURDEN (925) 447-7660
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name — if individual, state last, first, middle name)

| 101 LARKSPUR LANDING CIRCLE, SUITE 311 | LARKSPUR | CALIFORNIA | 94939 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

XX Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, JOHN DURDEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNS DISTRIBUTORS, INC., as of DECEMBER 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________



Signature

CFO, CORP SECRETARY

Title

________________________

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A ~~report describing any material inadequacies found to exist or found to have existed since the date of the previous audit~~. Independent auditors' supplemental report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ALL-PURPOSE ACKNOWLEDGEMENT

State of California
County of ALAMEDA } SS.

On Feb. 21, 2002 (DATE) before me, Debra Rose (NOTARY),
personally appeared JOHN DURDEN (SIGNER(S))

☐ personally known to me - OR - ☐ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signatures(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



DEBRA ROSE
COMMISSION 1332238
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
My commission exps Dec 26, 2005


WITNESS my hand and official seal.

Debra Rose
NOTARY'S SIGNATURE

## OPTIONAL INFORMATION

The information below is not required by law. However, it could prevent fraudulent attachment of this acknowledgement to an unauthorized document.

**CAPACITY CLAIMED BY SIGNER (PRINCIPAL)**

☐ INDIVIDUAL
☐ CORPORATE OFFICER

_______________ TITLE(S)

☐ PARTNER(S)
☐ ATTORNEY-IN-FACT
☐ TRUSTEE(S)
☐ GUARDIAN/CONSERVATOR
☐ OTHER: _______________

**SIGNER IS REPRESENTING:**
NAME OF PERSON(S) OR ENTITY(IES)

_______________

**DESCRIPTION OF ATTACHED DOCUMENT**

Annual Audited Report
TITLE OR TYPE OF DOCUMENT

_______________
NUMBER OF PAGES

_______________
DATE OF DOCUMENT

_______________
OTHER

RIGHT THUMBPRINT OF SIGNER



Top of thumbprint here

*CLARIDAD & CROWE*

**Certified Public Accountants**
**A Partnership of Professional Corporations**

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

## INDEPENDENT AUDITORS' REPORT

Board of Directors
CNS Distributors, Inc.
San Francisco, California

We have audited the statement of financial condition of CNS Distributors, Inc. (a California corporation) as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNS Distributors, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commisison.



**CERTIFIED PUBLIC ACCOUNTANTS**

March 15, 2002

**CNS DISTRIBUTORS, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2001**

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 366,140 |
| Cash segregated under federal regulations | 169 |
| Deposit with clearing broker | 25,887 |
| Tax refund receivable | 14,549 |
| Due from affiliate | 16,690 |
| Other assets | 6,166 |
| Equipment, net | 4,574 |
| | $ 434,175 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable | $ 27,092 |
| Due to affiliate | 1,682 |
| Income taxes payable | 23,562 |
| Total liabilities | 52,336 |
| Stockholders' equity | |
| Common stock, no par value, 1,000,000 shares authorized, 10 shares issued and outstanding | 10 |
| Additional paid in capital | 349,990 |
| Retained earnings | 31,839 |
| Total stockholders' equity | 381,839 |
| | $ 434,175 |

See notes to financial statements.

**CNS DISTRIBUTORS, INC.**
**STATEMENT OF OPERATIONS**
**For the Year Ended December 31, 2001**

| | |
|---|---|
| REVENUES | |
| 12b-1 fees | $ 668,424 |
| Interest and dividends | 19,979 |
| | 688,403 |
| EXPENSES | |
| Management fees | 308,000 |
| Commissions | 76,410 |
| Account processing fees | 81,040 |
| Occupancy | 7,977 |
| Professional fees | 29,576 |
| Regulatory fees | 24,153 |
| Other operating expenses | 232,882 |
| | 760,038 |
| LOSS BEFORE INCOME TAX BENEFIT | (71,635) |
| INCOME TAX BENEFIT | 13,749 |
| NET LOSS | $ (57,886) |

See notes to financial statements.

**CNS DISTRIBUTORS, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
**For the Year Ended December 31, 2001**

| | Common Stock | | Additional Paid-in | Retained | |
|---|---|---|---|---|---|
| | No. | Amount | Capital | Earnings | Total |
| Balance, December 31, 2000 | 10 | $ 10 | $ 349,990 | $ 89,725 | $ 439,725 |
| Net loss | | | | (57,886) | (57,886) |
| Balance, December 31, 2001 | 10 | $ 10 | $ 349,990 | $ 31,839 | $ 381,839 |

See notes to financial statements.

# CNS DISTRIBUTORS, INC.
# STATEMENT OF CASH FLOWS
## For the Year Ended December 31, 2001

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net loss | $ (57,886) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 1,943 |
| Change in assets and liabilities: | |
| Decrease in cash segregated under federal regulations | 102,000 |
| (Increase) in deposit with clearing broker | (831) |
| (Increase) in due from affiliate | (16,690) |
| (Increase) in prepaid expense | (10,108) |
| Decrease in bank overdraft | (25,103) |
| Decrease in accounts payable | (79,560) |
| Decrease in due to affiliate | (589,521) |
| Net adjustments | (617,870) |
| Net cash used by operating activities | (675,756) |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (675,756) |
| CASH AND CASH EQUIVALENDS, DECEMBER 31, 2000 | 1,041,896 |
| CASH AND CASH EQUIVALENTS, DECEMBER 31, 2001 | $ 366,140 |
| SUPPLEMENTAL DISCLOSURE INFORMATION | |
| Income taxes paid | $ 800 |

See notes to financial statements.

NOTE A – Summary of Significant Accounting Policies

General

CNS Distributors, Inc. (the Company), a California corporation, was incorporated on June 30, 1997, and registered as a broker-dealer under the Securities Exchange Act of 1934 on December 19, 1997. The Company is also duly registered with the National Association of Securities Dealers and the California Department of Corporations. The Company commenced securities transactions in January, 1998. The Company provides a platform of mutual fund markets for institutional money managers and individuals.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenues represent 12b-1 fees which are recorded on a trade basis and are received from investment companies.

Organization Costs

Organization costs are amortized over 60 months on a straight-line basis.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as they are incurred.

**CNS DISTRIBUTORS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**For the Year Ended December 31, 2001**

NOTE B – Cash Segregated Under Federal Regulations

At December 31, 2001 cash of $ 169 has been segregated in a special reserve account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

NOTE C – Income Taxes

The benefit for income taxes consists of:

| | |
|---|---|
| Currently refundable - Federal income taxes | $ 14,549 |
| Currently payable - State income taxes | (800) |
| | $ 13,749 |

NOTE D – Related Parties

The Company is affiliated with Capital Network Services (CNS) and CNS Financial, Inc (CNS Financial). The shareholders of the Company are also shareholders of Capital Network Services and CNS Financial, Inc. CNS charges the Company a management fee for administrative services provided to the Company. For the year ended December 31, 2001, the Company paid management fees of $ 308,000 to CNS which are included in the statement of operations.

At December 31, 2001, CNS owed the Company $ 16,690 and the company owed CNS Financial, Inc. $ 1,682, which are included in the statement of financial condition.

NOTE E – Lease Commitments

Minimum lease payments under a noncancellable operating lease for the Company's office facilities are:

| | |
|---|---|
| 2002 | $ 29,300 |
| 2003 | 31,400 |
| 2004 | 4,000 |
| | $ 64,700 |

Lease payments of $ 7,977 are included in occupancy in the statement of operations for the year ended December 31, 2001.

NOTE F – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company's net capital is $ 339,419, which is $ 89,419, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was .15 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

# ADDITIONAL INFORMATION

**CNS DISTRIBUTORS, INC.**
**COMPUTATION OF NET CAPITAL**
**December 31, 2001**

| | |
|---|---|
| NET CAPITAL | |
| Stockholders' equity | $ 381,839 |
| Less nonallowable assets: | |
| Tax refund receivable | (14,549) |
| Due from affiliate | (16,690) |
| Other assets | (6,166) |
| Equipment, net | (4,574) |
| | (41,979) |
| Net capital before haircuts | 339,860 |
| Haircuts: Money market funds | (441) |
| | $ 339,419 |
| NET CAPITAL | |
| AGGREGATE INDEBTEDNESS | |
| Items included in statement of financial condition: | |
| Accounts payable | $ 27,092 |
| Due to affiliate | 1,682 |
| Income taxes payable | 23,562 |
| | $ 52,336 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS | |
| Minimum net capital requirement (6-2/3 % of aggregate indebtedness) | $ 250,000 |
| Net capital in excess of minimum requirement | $ 89,419 |
| Ratio of aggregate indebtedness to net capital | .15 to 1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31) | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 339,467 |
| Audit adjustments: Due to affiliate | (48) |
| | $ 339,419 |
| Net capital as reported herein | |
| Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report | $ 52,289 |
| Audit adjustments: Due to affiliate | 48 |
| Rounding | (1) |
| Aggregate indebtedness, as reported herein | $ 52,336 |

**CNS DISTRIBUTORS, INC.**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**December 31, 2001**

| | |
|---|---|
| CREDIT BALANCES: | |
| Market value of short security count differences over 30 calendar days | $ 0 |
| Total credit items | 0 |
| DEBIT BALANCES: | |
| Debits in customers cash accounts | 0 |
| Total debit items | 0 |
| RESERVE COMPUTATION: | |
| EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS | $ 0 |
| REQUIRED DEPOSIT | $ 0 |
| RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31) | |
| Required deposit as reported in Company's Part II (unaudited) FOCUS report | $ 169 |
| Adjustment for required deposit | (169) |
| Required deposit as reported herein | $ 0 |

*CLARIDAD & CROWE*

**Certified Public Accountants**
**A Partnership of Professional Corporations**

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

March 15, 2002

Board of Directors
CNS Distributors, Inc.
San Francisco, California

We have audited the financial statements of CNS Distributors, Inc., for the year ended December 31, 2001, and have issued our report thereon dated March 15, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by CNS Distributors, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g) relevant to the objectives stated in rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);
2. Making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13, as applicable;
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, as applicable;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, as applicable.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of CNS Distributors, Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be of material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the information and use of the Board of Directors, management and the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



**CERTIFIED PUBLIC ACCOUNTANTS**

## CONTENTS